CST BRANDS, INC.
Kimberly S. Bowers
Chief Executive Officer and President

February 8, 2013

VIA EDGAR AND E-MAIL

Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	CST Brands, Inc.
(Formerly Corner Store Holdings, Inc.)
Amendment No. 1 to Form 10
Filed January 9, 2013
File No. 001-35743
Dear Ms. Ransom:
Set forth below are responses of CST Brands, Inc. (formerly Corner Store Holdings, Inc.) (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated January 24, 2013 regarding the above-referenced Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”) filed by the Company on January 9, 2013.
In connection with this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form 10 (“Amendment No. 2”). We have enclosed a marked copy of Amendment No. 2 to show changes from Amendment No. 1.
For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response to such comment.
Exhibit 99.1

Questions and Answers About the Separation and the Distribution, page 7

Does Corner Store intend to pay dividends?, page 9

1.
We note, in response to comment 2 from our letter dated December 14, 2012, your addition of a cautionary statement that investors should not place undue certainty on the projection of future dividends and the general discussion of the factors management considered in determining the amount of the expected dividend. Please also disclose the specific key assumptions used in creating the projected cash dividend in a manner that provides a

Ms. Mara L. Ransom
Securities and Exchange Commission
February 8, 2013

framework for analysis of the projection and demonstrates that there is a reasonable basis for projecting this level of dividend payments. Please refer to Item 10(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 49 of Amendment No. 2 has been revised.

The Company supplementally advises the Staff that its business has averaged approximately $298 million per year in “net cash provided by operating activities” over the past three full years, and for the nine months ended September 30, 2012, the Company generated $236 million of “net cash provided by operating activities.” (See the Company’s combined statements of cash flows on pages F-7 and F-36 of Amendment No. 2.) The average “net cash provided by operating activities” of $298 million continues to represent a reasonable expectation of the cash flow that will be generated by the Company. The key assumptions used in determining the Company’s ability to generate sufficient cash flow to pay its expected 2013 dividend are, therefore, primarily based on the historical results of its business over the past three full years. The Company has amended its disclosure on page 49 of Amendment No. 2 to specify the key assumptions and to note that they are based on, and comparable to, historical results. As such, the Company expects its “net cash provided by operating activities” in 2013 to be equal to or greater than the $298 million average of its prior three full years.

The necessary adjustments to the $298 million average of “net cash provided by operating activities” in determining the Company’s ability to pay a 2013 dividend are:

•	Expected 2013 capital expenditures of approximately $220 million discussed on page 75 of Amendment No. 2 under “Capital Requirements”;

•
An increase to the Company’s cost of sales related to the purchase of motor fuel from Valero of approximately $43 million, as discussed in footnote (i) to its “Unaudited Pro Forma Combined Financial Statements” on page 58 of Amendment No. 2;

•
Pro forma interest expense related to the Company’s new debt of approximately $43 million, as discussed in footnote (j) to its “Unaudited Pro Forma Combined Financial Statements” on page 58 of Amendment No. 2, which is expected to be paid in 2013;

•
Expected debt principal payments of $25 million representing the 2013 principal payments on the $500 million term loan as discussed on page 113 of Amendment No. 2 under “Description of Financing Transactions and Certain Indebtedness”;

•
Additional incremental general and administrative expenses of approximately $20 million associated with operating as a stand-alone company as discussed on page 51 of Amendment No. 2 under “Unaudited Pro Forma Combined Financial Statements”; and

•
An increase in cash of approximately $200 million related to the increase in the Company’s payment terms to “net 10” days for motor fuel purchased from Valero, as discussed on page 77 of Amendment No. 2 under “Working Capital Adjustments to be Made in Connection with the Separation and the Distribution.”

Ms. Mara L. Ransom
Securities and Exchange Commission
February 8, 2013

Aggregating the adjustments outlined above, each of which is discussed in Amendment No. 2, and applying them to the average of the Company’s prior three full years of “net cash provided by operating activities” of $298 million, results in an amount of $147 million in expected cash available to pay dividends. This amount would be sufficient to pay the expected dividend disclosed in the Form 10.

Unaudited Pro Forma Combined Financial Statements, page 51

2.
We note your response to comment 9 from our letter dated December 14, 2012. For each adjustment relating to a contract that is not yet finalized, please tell us the timeframe of when you expect these contracts to be finalized and executed. Please note that if these contracts are not finalized and executed, and your disclosures are not updated to reflect this, prior to your request for effectiveness, we would struggle to understand how these adjustments to your pro forma financial statements would be permitted under Article 11 of Regulation S-X.

Response: The Company advises the Staff that the contracts that give rise to the pro forma adjustments are in final form and have been filed as exhibits to Amendment No. 2, except for the debt agreements, which are discussed below. Consistent with other spin-offs, the Company intends to execute those agreements, such as the separation and distribution agreement, transition services agreements and other ancillary agreements, after effectiveness of the Registration Statement on Form 10 but in all events prior to, and likely immediately prior to, the completion of the spin-off. The Company will file the executed versions of these agreements as exhibits to a Current Report on Form 8-K (likely in connection with the Current Report on Form 8-K filed to announce completion of the spin-off and related matters). These agreements are intercompany agreements and have already been substantially reviewed and negotiated by the parties, and the executed agreements will not differ materially from the forms of such agreements filed with Amendment No. 2.

The Company supplementally advises the Staff that it intends to file an amendment to the Registration Statement on Form 10 prior to filing the final amendment, the purpose of which will be, in part, to provide expanded disclosures about the debt agreements under “Description of Financing Transactions and Certain Indebtedness” to the extent additional information about the agreements is available at that time; to update its audited combined financial statements to include the combined financial statements as of and for the year ended December 31, 2012; and to update its unaudited pro forma combined financial statements to reflect the current combined balance sheet and income statement data. Pro forma adjustments will also be updated for changes (if any) to the expected debt agreements.

With respect to the debt agreements, the Company advises the Staff that it expects to finalize and execute the credit agreement prior to effectiveness and accordingly intends to file the executed credit agreement in the final amendment to the Registration Statement on Form 10 and to update the pro forma adjustments with respect to the credit agreement, if necessary. The pro forma assumptions with respect to the credit agreement will, therefore, be based on an executed agreement at the time of effectiveness. The Company further advises the Staff that the terms of the ten-year bonds are currently being determined in conjunction with the Company’s financial advisors, and the Company expects to finalize the form of the indenture relating to the bonds in connection with the pricing of such bonds (likely shortly after effectiveness). While the Company would not anticipate filing a

Ms. Mara L. Ransom
Securities and Exchange Commission
February 8, 2013

form of the indenture until filing the executed indenture when the spin-off is completed, the Company nevertheless believes that the assumptions made within the pro forma financial statements with respect to the bonds are and will continue to be factually supportable within the meaning of Article 11 of Regulation S-X. The issuance of the bonds is an integral component of the overall plan of separation, is contemplated in the Company’s internal step planning and is included in the Company’s private letter ruling request to the IRS. The Company expects to know the principal amount of the bonds before requesting effectiveness and for the interest expense in the Company’s pro forma financial statements attributable to the bonds to be calculated by applying this estimated rate to the principal amount of the bonds. The Company believes that using an estimated rate in the pro forma financial statements to calculate interest expense is factually supportable, because the issuance of the bonds is a central aspect of the separation plan, is highly likely to occur and the estimated interest rate will be based upon market rates for similar bonds with similar ratings from Standard & Poor’s and Moody’s. Furthermore, the Company believes that including the interest expense in the pro forma financial statements provides meaningful information to shareholders with respect to the Company’s post-separation capital structure and liquidity.

The Company recognizes and acknowledges that the Staff will require sufficient time to review the subsequent amendments to its Registration Statement on Form 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations, page 65

3.
We note your revisions in response to comment 14 from our letter dated December 14, 2012. Please revise your discussion to better explain the reasons for the trend of increasing wholesale motor fuel prices, including why these increases appear to have slowed during 2012. Please also revise your discussion to better explain the reason for the changes in employee-related expenses. Please consider whether your segments have been impacted differently by these factors when assessing whether this disclosure is more appropriate as part of your analysis of consolidated results or as part of your analysis of segment results.

Response: In response to the Staff’s comment, the disclosures on pages 62, 66 and each page within the Company’s discussion of segment results of Amendment No. 2 have been revised.

The Company has expanded its disclosure to discuss the impacts of crude oil and wholesale motor fuel price changes on its operating revenues and cost of sales within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview.” Given that the Company’s operating revenues and cost of sales are affected by both underlying wholesale price changes and sales volume changes, it believes it is appropriate to address these effects in the “Executive Overview” as well as within its analysis of both the consolidated and segment results, if material and when applicable.

Executive Compensation, page 86

4.	Please amend this section to include compensation disclosure for your named executive officers over the last three fiscal years. Alternatively, please provide us with a detailed analysis which

Ms. Mara L. Ransom
Securities and Exchange Commission
February 8, 2013

supports your belief that you are not required to provide this disclosure. For additional guidance, please see Regulation S-K CDI 217.01.

Response: The Company advises the Staff that it will include compensation disclosure for its named executive officers over the last three fiscal years in a subsequent amendment to its registration statement on Form 10.

Financial Statements and Supplementary Data, page F-1

Note 8. Commitments and Contingencies, page F-17

Litigation Matters, page F-17

5.	We note your response to comment 23 from our letter dated December 14, 2012 and have the following additional comments:

•
The last sentence of the first paragraph under this heading indicates that you believe any possible loss in excess of amounts already recorded will not be material to your results of operations or financial position, except for the litigation matters discussed below. Please revise this statement to also address the expected impact on your liquidity.

•
Your response explains in general terms how management develops its loss contingency estimates, such as by consulting your internal and external legal counsel and considering other factors such as the nature of the claim and recent rulings by the court. However, you did not provide a substantive response to the second bullet point of our comment; therefore, we reissue that portion of our comment. Please supplementally: (1) explain to us the procedures you undertook to attempt to develop a range of reasonably possible loss for disclosure and (2) tell us, for each material matter, when you expect the specific factors that are causing the inability to estimate the loss to be alleviated.

Response: In response to the Staff’s first bullet point comment, the disclosures on pages F-17 and F-39 of Amendment No. 2 have been revised to note that the Company also believes that any possible loss in excess of amounts already recorded will not be material to its liquidity.

In response to the Staff’s second bullet point comment, the Company supplementally advises the Staff in the discussion below the procedures it undertook to attempt to develop a range of reasonably possible loss for disclosure and when the specific factors causing the Company’s inability to estimate a range of loss will be alleviated with respect to the MTBE Litigation and the Canadian Price Fixing Claims. With respect to the Temperature Adjusted Fuel Complaints, the Company supplementally advises the Staff that as disclosed on page F-39 of Amendment No. 1 and Amendment No. 2, on December 10, 2012, the court approved the class settlement reached between Valero and certain of the other defendants to this litigation and the plaintiffs. The Company had recorded an immaterial loss contingency liability with respect to this matter consistent with its liability under the settlement; therefore, it has no additional exposure due to the court’s approval of the settlement.

Ms. Mara L. Ransom
Securities and Exchange Commission
February 8, 2013

•MTBE Litigation
As disclosed on page F-18 of Amendment No. 1 and Amendment No. 2, the Company has recorded an immaterial loss contingency liability with respect to the MTBE Litigation. The Company had determined that a loss was probable, and it was able to reasonably estimate the loss based on its historical experience of settling similar litigation matters. However, the nature of the MTBE Litigation has so far precluded the Company from estimating a range of reasonably possible loss in excess of the loss contingency liability already recorded, and while the factors contributing to this difficulty are most pronounced in the preliminary stages of litigation, they continue even as the cases progress. The primary factor precluding the Company from estimating a range of reasonably possible loss is the nature of the damages sought. In most of these cases, the plaintiffs are seeking monetary damages resulting from an alleged general impairment of their water resources, sometimes including claims for damages from alleged past harm, damages for alleged projected future harm and punitive or consequential damages for things such as alleged reputational harm, as well as claims for equitable relief, such as demands that the Company undertake clean-up and other remediation efforts. Attempting to quantify such damages is highly speculative. For example, even with respect to claims for actual damages, determining any potential impairment of the water resources is difficult given that plaintiffs’ allegations regarding the impact on their water resources are sometimes inconsistent with the known characteristics of MTBE, and the extent of the potential impact is affected by a number of factors, including odor and taste thresholds at very low concentrations, high water solubility and alleged resistance to biodegradation. These unique factors make assessing the potential reach and effects of MTBE extremely difficult. This is particularly true when the case is a regional or statewide claim of nondescript general impairment of the public drinking water supply in areas with limited water resources. There are an infinite number of possible combinations of remedies and damages that could be assessed. Further complication is provided by the fact that all of these cases involve numerous defendants with varying and often unknown contribution, and it is difficult to determine the Company’s portion of any damages or remedies awarded, both as a factual matter and as a legal matter (e.g., because it is uncertain whether a court would apply a market share or other legal theory to determine relative contribution).

Although the Company is able to conclude that these matters are reasonably possible to result in a loss in excess of the loss contingency liability already recorded that could be material to the Company’s financial position, results of operations or liquidity, any estimate of the range of reasonably possible loss would be highly speculative and potentially misleading to investors. The Company will not be able to make such an estimate until the matters discussed above are significantly more developed, sufficient discovery has been completed or possible remediation assessments have been completed.

•Canadian Price Fixing Claims
The nature of this matter and the Canadian judicial process has made it difficult to estimate a range of reasonably possible loss. The primary factor precluding the Company from estimating a range is the nature of the damages sought. In these matters, the plaintiffs are attempting to build a broad consumer class action case alleging price fixing conspiracies involving over 43 gasoline providers operating over an extended period of time over a broad geographical area in the Province of Quebec. This case is based on very limited price fixing evidence from a

Ms. Mara L. Ransom
Securities and Exchange Commission
February 8, 2013

criminal matter brought against a smaller group that was much more limited in scope, geography and timing.  There is little or no evidence in these cases independent of wiretapping undertaken by the government. There is a significant dispute as to whether the Competition Bureau of Canada secret tapes will be allowed into evidence. Attempting to quantify such damages is highly speculative. The courts are attempting to better frame this matter and there is an ongoing effort by the judge to determine what damages could even be proven assuming a case could be made. There is some possibility that the judge may determine that the damages are so speculative and illusory that the case should not proceed because even if a price fixing case was proven, damages would be too speculative to determine and too small to merit the use of the judicial resources.

The Company supplementally advises the Staff that during the fourth quarter of 2012, the Company obtained a report from an external expert that quantified a reasonable amount the Company might pay in potential settlement negotiations. As a result, the Company concluded a loss was probable and reasonably estimable and as such, an immaterial loss contingency liability was recorded by the Company. Given the nature of this matter as discussed above, the Company continues to believe it is reasonably possible that it may suffer a loss in excess of the amount recorded that could be material to its results of operations, financial position or liquidity, but it continues to believe that any estimate of the range of reasonably possible loss in excess of the amount recorded in the fourth quarter of 2012 would be highly speculative and potentially misleading to investors. The Company will not be able to make such an estimate until the matters discussed above are significantly more developed or until sufficient discovery has been completed.

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Ms. Mara L. Ransom
Securities and Exchange Commission
February 8, 2013

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-2246.
Sincerely,

/s/ Kimberly S. Bowers
Kimberly S. Bowers
Chief Executive Officer and President

Enclosure

cc:	Jay D. Browning
Clayton E. Killinger